UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE WENDY’S COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.10 par value
(Title of Class of Securities)
950587105
(CUSIP Number of Class of Securities)
R. Scott Toop, Senior Vice President, General Counsel and Secretary
The Wendy’s Company
One Dave Thomas Blvd.
Dublin, OH 43017
(614) 764-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On June 3, 2015, The Wendy’s Company, a Delaware corporation (the “Company”), issued a press release announcing, among other information, the authorization by the Company’s Board of Directors of a $1.4 billion share repurchase program and updates to the Company’s 2015 and long-term outlook. As part of the press release, the Company stated that it expects to commence a modified “Dutch auction” tender offer on June 3, 2015 to repurchase up to $639 million of its common stock at a price range between $11.05 and $12.25 per share. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.
The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The anticipated tender offer described in the attached press release has not yet commenced. If the Company commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the offer.
Item 12. Exhibits.

Exhibit Number	Description

99.1	Press release issued by The Wendy’s Company on June 3, 2015.